EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated. Amounts for all years have been adjusted to include only continuing operations.

(in thousands, except ratios)	2017	2016	2015	2014	2013
Income before income taxes	$1,263	$67,123	$79,603	$91,508	$87,900
Plus: Fixed Charges	53,836	45,406	20,221	22,049	22,979
Income available to cover fixed charges	$55,099	$112,529	$99,824	$113,557	$110,879

Ratio of earnings to fixed charges	1.0	2.5	4.9	5.2	4.8

Fixed charges:
Interest expense	$39,305	$32,613	$11,142	$13,442	$14,653
Interest portion of rent expense (1)	14,244	12,532	9,079	8,448	7,955
Capitalized interest	287	261	—	159	371
Total fixed charges	$53,836	$45,406	$20,221	$22,049	$22,979
(1) One-third of total rent expense is the portion deemed representative of the interest factor.
For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.